

02037435

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K



RECD S.E.C.

JUL 8 - 2002

1086

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of July 8, 2002

NORSK HYDRO ASA
(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

PROCESSED

JUL 1 7 2002

THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F   X   Form 40-F   __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes   __   No   X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- _____

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.



Press release

Contact
Telephone
Cellular
E-mail

Kristin Brobakke
(+47) 22 53 27 44
(+47) 91 84 06 81
kristin.brobakke@
hydro.com

Norsk Hydro ASA
Bygdøy allé 2
N-0240 Oslo
Norway
Phone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com

Oslo, 5 July 2002:

As part of active management of Hydro's oil and gas portfolio Hydro has sold interests in six licences in the Njord and Brage area to the newcomer
OER Offshore Engineering Resources A/S. These divestments result in an estimated accounting gain of approx. NOK 70 million.

Hydro has signed an agreement with OER for the sale of 4.4424 % in Brage Unit (20.6 % share in PL053B and 3,2 % share in each of PL055,

PL055B and PL185) and 2.5 % in Njord Unit (2.5 % in each of PL107 and PL132). Hydro will retain 20 % share in Brage and 20 % share in Njord
and remain operator of both fields. As a result of this sale Hydro's equity will be harmonised in all four Brage licences.

The transaction is subject to necessary approvals from Norwegian authorities.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2001 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: July 8, 2002

Idar Eikrem
Senior Vice President
Corporate Accounting and Consolidation

WAS1 #920825 v4